SC 13G/A
1
kenneth.miller@yale.edu
NASD

0000825202
ROYCE FOCUS TRUST INC.
59-2876580


KENNETH R. MILLER
(203) 432-5761


0000938582
eqed9jp@


SC 13G/A


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 9

ROYCE FOCUS TRUST INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78080N 10 8
(CUSIP Number)

Check the appropriate box to designate the rule purusant to which this Schedule is filed:
[X]  Rule 13d-2(c)

1)   Name and I.R.S. Identification No. of Reporting Person:

     Yale University
     I.R.S. Number 06-0646973-N

2)   Check the Appropriate Box if a Member of a Group:

     (a)  (Not Applicable)
     (b)  (Not Applicable)

3)   SEC Use Only

4)   Citizenship or Place of Organization:

     Yale University is a Connecticut corporation.

Number of Shares         (5)  Sole Voting Power  - 0
Beneficially Owned by
Each Reporting           (6)  Shared Voting Power (Not Applicable)
Person With:
                         (7)  Sole Dispositive Power  -   0

                         (8)  Shared Dispositive Power (Not Applicable)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
     0

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (Not  Applicable)

11)  Percent of Class Represented by Amount in Row (9):  0.0%

12)  Type of Reporting Person:  EP

Item 1.

     (a)  Name of Issuer:

          Royce Focus Trust Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          1414 Avenue of the Americas
          New York, New York 10019

Item 2.

     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Office:

          Yale University
          Investments Office
          230 Prospect Street
          New Haven, CT 06511-2107
          Attn:  Dean J. Takahashi, Senior Director

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          78080N 10 8

Item 3.

If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

.. . . .

(f)  [X]  . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

.. . . .

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:            0

     (b)  Percent of Class:   0.0%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                0

          (ii)  shared power to vote or to direct the vote:
                (Not  Applicable)

          (iii) sole power to dispose or to direct the disposition of:
                0

          (iv) shared power to dispose or to direct the disposition of:
                (Not Applicable)

     The shares of the Company reported on this Amendment No. 9 do not include 296,905 shares owned by LP Value Ltd., as to which shares Yale University discaims ownership.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 11, 2002



                         /s/ David F. Swensen
                         Name:     David F. Swensen
                         Title:    Chief Investment Officer